September 14, 2007

Mail Stop 4561

Ms. Nicole Leigh van Coller
President
Zaldiva, Inc.
331 East Commerce Boulevard
Ft. Lauderdale, FL 33334

Re: Zaldiva, Inc.
        Form 10-KSB for the year ended September 30, 2006
        Forms 10-QSB for the quarters ended December 31, 2006, March 31 and June 30, 2007
        File No. 000-49652

Dear Ms. Leigh van Coller:

        We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                                Sincerely,

                                Daniel L. Gordon
                                Branch Chief

cc: Branden Burningham (*via facsimile*)